Exhibit 99.1

23 December 2015

Midatech Pharma PLC

(“Midatech” or the “Company”)

Issue of Equity

Midatech (AIM: MTPH; Nasdaq: MTP), the international specialty pharmaceutical company focused on developing and commercialising products in oncology and other therapeutic areas, today announces the issue and allotment of 224,719 new ordinary shares of 0.005 pence each in the Company (“Ordinary Shares”) as the first tranche of deferred consideration shares pursuant to the Q Chip Limited acquisition agreement.

Application has been made for the new Ordinary Shares to be admitted to trading on AIM (“Admission”) and it is expected that admission will take place at 8.00 a.m. on 30 December 2015. The new Ordinary Shares will rank pari passu with the existing Ordinary Shares.

Following Admission, the Company will have 33,467,507 Ordinary Shares in issue, none of which are held in treasury. Shareholders may use this figure as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the issued share capital of the Company.

The subsequent sale of the new Ordinary Shares will be subject to orderly market arrangements, identical to those dictated in the Q Chip Limited acquisition agreement for the initial consideration shares.

- Ends -

For more information, please contact:

Midatech Pharma PLC

Jim Phillips, CEO

Tel: +44 (0)1235 841575

www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Joint Broker)

Corporate Finance

Freddy Crossley / Atholl Tweedie / Duncan Monteith

Broking

Tom Salvesen

Tel: +44 (0)20 7886 2500

RBC Europe Limited (Joint Broker)

Darrell Uden / Paul Tomasic / Rupert Walford / Thomas Stockman

Tel: +44 (0)207 653 4000

Consilium Strategic Communications (Financial PR)

Mary Jane Elliott / Ivar Milligan / Matthew Neal / Hendrik Thys

Tel: +44 (0)20 3709 5700

Email: midatech@consilium-comms.com

About Midatech Pharma PLC

Midatech is an international specialty pharmaceutical company focused on oncology and other therapeutic areas with a commercial platform and four marketed products in the US. Midatech’s strategy is to develop products in-house in oncology and with partners in other indications, and to accelerate growth organically and through strategic acquisitions. The Company’s R&D activities are supported by two breakthrough drug delivery technologies. The Group, listed on AIM: MTPH and Nasdaq: MTP, employs c.100 staff in four countries. For further company information see: www.midatechpharma.com